WINKLEVOSS INSURANCE AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Winklevoss Insurance Agency, LLC (the "Company") is a Delaware limited liability company and is a limited broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company is a licensed insurance agency in the business of advising corporations, banks and other persons in the private placement of variable life insurance products and securities. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended June 30, 2016.

The Company is wholly owned by Winklevoss LLC, a limited liability company which in turn is wholly owned by Winklevoss Consultants Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenues

The Company's principal source of revenue is from insurance commissions earned from variable insurance contracts. Revenue is recognized monthly as earned. The Company's revenue is earned pursuant to one client contract with three policyholders and three associated life insurance policies and a second client contract for annuity insurance policies. The revenue from the variable insurance contracts is being recognized by Winklevoss Insurance Agency, LLC due to regulatory requirements necessitating the use of a registered broker-dealer.

Accounts Receivable

Accounts receivable is recorded at amounts billed and presented on the statement of financial condition net of allowance for doubtful accounts, if applicable. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of its clients. The policy for determining the past due status of

receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when the client is deemed unable to pay the amounts owed to the Company. At June 30, 2016, the Company determined that an allowance for doubtful accounts was not required. The accounts receivable of $374,806 at June 30, 2016 is due from one client.

Income Taxes

The Company operates as a limited liability company and as such is treated as a disregarded entity for income tax purposes. All taxable income and expenses are reported by the single owner-member company, Winklevoss LLC (which then reports its combined taxable income/loss to its corporate parent, Winklevoss Consultants Inc.). Therefore, no provision for federal and state income taxes is required.

The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. Management has determined that the Company had no uncertain tax positions that would require recognition or disclosure. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Concentration of Risk

The Company's revenue is earned pursuant to one client contract with three policyholders and three associated life insurance policies and a second client contract for annuity insurance policies.

Cash balances represent funds on deposit with a national financial institution and at times balances may exceed federally insured amounts.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

3. **RELATED PARTY TRANSACTIONS**

The Company is party to a 2004 management agreement with Winklevoss LLC. The agreement states that significant management infrastructure, and operating expenses are to be provided by Winklevoss LLC and billed to the Company as a quarterly management fee.

Allocation of the shared expenses incurred by Winklevoss LLC to the Company is based on management estimates of the utility derived by each of the respective companies using primarily employee work hours and gross revenues allocation factors. Management believes this formula reasonably reflects the allocation of operating expenses between the Company and Winklevoss LLC. The Company paid management fees of $52,444 and other expenses of $155,097 which are included in other operating expenses on the Statement of Operations to Winklevoss LLC during the year ended June 30, 2016.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (1) of the Rule.

5. **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2016, the Company had net capital of $940,378, which was $929,804 in excess of its required net capital of $10,574. The Company had a percentage of aggregate indebtedness to net capital of 17% as of June 30, 2016.

6. **SUBSEQUENT EVENTS**

The Company has evaluated and noted no events or transactions that have occurred after June 30, 2016 that would require recognition or disclosure in the financial statements.